Exhibit 26(j)(5)

SHAREHOLDER INFORMATION AGREEMENT

This AGREEMENT is made as of April 16, 2007 , by and among the undersigned (“Intermediary”) , and Evergreen Service Company, LLC (“ESC”), acting on behalf of the Evergreen Funds, a family of open-end investment companies registered under the Investment Company Act of 1940 (the “Funds”). The Funds and ESC are collectively referred to as “Evergreen”. ESC and the Intermediary are collectively referred to herein as the “Parties”.

WHEREAS, ESC serves as the shareholder servicing and transfer agent for the Funds;

WHEREAS, Intermediary either is (i) a “financial intermediary” with respect to the Funds, as such term is defined in Rule 22c-2 under the Investment Company Act of 1940 (“Rule 22c-2”), or (ii) an agent of one or more such financial intermediaries (in the event the undersigned is an agent, then the term “Intermediary” as used herein shall refer to each financial intermediary for which the undersigned Intermediary serves as agent for purposes of this agreement; a list of such financial intermediaries is attached hereto as Exhibit A); and

WHEREAS, pursuant to Rule 22c-2, Evergreen is required to enter into a written agreement with Intermediary under which Intermediary agrees to (i) provide, at Evergreen’s request, certain identity and transaction information with respect to shareholders who hold their shares through an account with the Intermediary, and (ii) execute instructions from Evergreen to restrict or prohibit future purchases or exchanges by such shareholders.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Parties hereby agree as follows:

1.	Agreement to Provide Information. Intermediary agrees (i) to provide Evergreen, promptly upon request, the taxpayer identification number, if known (or in the case of non U.S. shareholders, if the TIN is unavailable, the International TIN or other government issued identifier) (“TIN”), of any or all shareholder(s) that purchased, redeemed, transferred or exchanged their shares through an account maintained by Intermediary, and the amounts and dates of such purchases, redemptions, transfers, and exchanges, in each case during the period covered by the request, and (ii) to use its best efforts to determine, promptly upon request, whether any shareholder identified in information provided pursuant to the foregoing clause (i) is itself a “financial intermediary” as defined in Rule 22c-2 (“indirect intermediary”); provided, however, that Intermediary shall not be obligated to provide the foregoing information until October 16, 2007.

a.	Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request, for which identification and transaction information is sought.

b.	Form and Timing of Response. Intermediary agrees to transmit the requested information to Evergreen promptly, but in any event not later than five (5) business days, after receipt of a request. To the extent practicable, the format for any transaction information provided to Evergreen should be consistent with the NSCC Standardized Data Reporting Format.

c.	Limitations on Use of Information. Evergreen agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

2.	Agreement to Restrict Trading. Intermediary agrees to execute written instructions from Evergreen to restrict or prohibit future purchases or exchanges of shares through Intermediary’s account, by a shareholder that has been identified by Evergreen as having engaged in transactions in Fund shares that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. With respect to each indirect intermediary holding shares through Intermediary’s account, Intermediary agrees to, upon further request by Evergreen to, (A) provide (or arrange to have provided) the identification and transaction information set forth in clause (i) of paragraph 1 above regarding shareholders who hold accounts with any such indirect intermediary, or (B) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, shares issued by the Funds.

a.	Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

b.	Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

c.	Confirmation by Intermediary. Intermediary must provide written confirmation to Evergreen that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

3.	Definitions. For purposes of this paragraph:

a.	The term “shareholder” means: (i) an indirect intermediary that holds accounts with the Intermediary; (ii) the beneficial owner of shares of a Fund, whether the shares are held directly or by Intermediary in nominee name; (iii) a retirement plan participant that directs that his or her plan account be invested in a Fund, notwithstanding that the plan may be deemed to be the beneficial owner of the Fund shares; and (iv) the holder of interests in a variable annuity or variable life insurance contract issued by Intermediary to the extent Intermediary invests the proceeds from the sale of such contract in a Fund.

b.	The term “written” includes electronic writings and facsimile transmissions.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be effective as of the date written above.

Intermediary—United Investors Life Insurance Company	Evergreen Service Company, LLC

/s/ John H. Livingston
Secretary & Counsel	Peggy Schooley, President